Exhibit 99.1

Allot Launches New Security Solution in Collaboration
with Intel Security, Providing Anywhere, Anytime User Protection

McAfee Unified Security Powered by Allot delivers comprehensive, yet simple, service that enables network-based and end point protection through Communications Service Providers

August 2, 2016 – Hod Hasharon, Israel – Allot Communications Ltd. (NASDAQ, TASE: ALLT), a leading provider of security and monetization solutions that enable service providers to protect and personalize the digital experience, today announced its collaboration with Intel Security to introduce McAfee Unified Security Powered by Allot , providing end-to-end security capabilities. The solution delivers comprehensive protection combining Allot’s multi-tenant network-based security platform and McAfee endpoint protection.

As the volume of connected devices grows, so do the corresponding security and privacy concerns placing Communications Service Providers (CSPs) in a unique position to offer solutions that combine network-based protection and endpoint coverage with centralized management and control. Core benefits of the joint Allot and Intel Security solution include On-Net and Off-Net coverage and simple user onboarding, which CSPs need in order to best capitalize on the security services opportunity.

“With the proliferation of mobile devices and the exponential growth in IoT, the combination of Intel Security’s expertise in the cyber security domain with Allot’s vast experience in the CSP network-based Security as a Service market delivers immediate and unparalleled value for operators and consumers alike,” said Andrei Elefant, President & CEO at Allot Communications. “We see significant interest in the joint solution, including several engagements in progress. We are excited about this collaboration and are looking forward to working jointly with Intel Security and to expanding Allot’s global reach.”

The joint Allot and Intel Security solution blends advanced threat detection technologies in the network and at the endpoint with customer intelligence and comprehensive personalization capabilities to deliver a scalable platform that simplifies security service activation, service awareness, operation and management. Deployed by CSPs as a value-added security service to their customers, McAfee Unified Security Powered by Allot offers comprehensive protection for users at home, at work and on-the-go, and features a consumer-friendly interface and simple self-management capabilities.

Main features include:

●	Security on any device, anywhere: Works with devices ranging from smartphones and tablets to gaming consoles, smart TVs and more;
●	Web and email protection: Capabilities help guard against bots, malware, phishing and spam;
●	Identity protection: Leverages True Key™ by Intel Security to allow users to sign in using features that are unique to them instead of needing to remember passwords;
●	Unique and advanced security services such as: Ad blocking, parental controls, and more.

“We have been delivering our security solutions to consumers with service providers for many years,” said John Giamatteo, corporate vice president at Intel Security. “Through our collaboration with Allot, we will deliver a security solution that makes it easy for consumers and small businesses to build online safety in today’s hyper-connected world by bridging network and endpoint security. We selected Allot for its proven network-based security service, which already helps to protect millions of subscribers worldwide.”

About Allot Communications
Allot Communications Ltd. (NASDAQ, TASE: ALLT) is a leading provider of security and monetization solutions that enable service providers to protect and personalize the digital experience. Allot’s flexible and highly scalable service delivery framework leverages the intelligence in data networks enabling service providers to get closer to their customers; to safeguard network assets and users; and to accelerate time-to-revenue for value-added services. We employ innovative technology, proven know-how and a collaborative approach to provide the right solution for every network environment. Allot solutions are currently deployed at 5 of the top 10 global mobile operators and in thousands of CSP and enterprise networks worldwide. For more information, please visit www.allot.com

Safe Harbor Statement
This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Allot Communications
Sigalit Orr | Director of Marketing Communications and Analyst Relations
+972.9.761.9171| sorr@allot.com

Red Lorry Yellow Lorry for Allot Communications
US – Justin Ordman
+1 617 237 0922
UK – Emma Davies
+44 (0)20 7403 8878
allot@rlyl.com